EXHIBIT 6
                        CONSOLIDATED CIGAR CORPORATION



                                        December 1, 1998




James L. Colucci
10374 Stonebridge Boulevard
Boca Raton, FL  33498

Dear James:

                  This will confirm the understanding between the Company and you in the event that, on or before June 30, 1999, the Company ceases to be controlled by Mafco Holdings Inc. (a "Change of Control").

                  If, on or before June 30, 1999 a Change of Control occurs and you are on such date employed by the Company, you will become eligible to receive from the Company a cash payment (in addition to all other compensation payable by the Company to you) of Five Hundred Fifty Thousand Dollars ($550,000) (the "Special Bonus"), subject to all applicable withholding, to be made upon the earlier to occur of (A) the Company dismisses you for any reason other than for (i) your neglect of your duties, (ii) your conviction of a felony, (iii) your conviction of any lesser crime or offense involving the property of the Company or any of its subsidiaries or affiliates, (iv) your willful misconduct in connection with the performance of any material portion of your duties, (v) your breach of the Company's Code of Conduct or (vi) any other conduct on your part which would make your continued employment by the Company materially prejudicial to the best interests of the Company and (B) the second anniversary of the Change of Control provided, however, if your employment by the Company terminates prior to the second anniversary of the Change of Control as a consequence of your death, disability or voluntary severance, you will cease to be eligible to receive the Special Bonus.

                  In the event there has not been a Change of Control by June 30, 1999, this letter agreement will cease to be of any further force or effect. In addition, this

James L. Colucci
December 1, 1998
Page 2



letter agreement does not confer upon you any right to continue in the employ of the Company or to be entitled to any compensation or to receive any benefits not specifically described in this letter nor does it interfere with or limit in any way the right of the Company to terminate your employment for any reason.

                  This letter agreement sets forth the entire understanding between the Company and you with regard to the Special Bonus; it cannot be amended except by a subsequent written agreement signed by the Company and you. This letter agreement will be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely in New York.

                  Please sign two originals of this letter agreement in the space provided below and return one to me.

                                               Very truly yours,

                                               CONSOLIDATED  CIGAR
                                                   CORPORATION



                                               By:
                                                  -----------------------------
                                                   Theo W. Folz
                                                   Chairman, President &
                                                   Chief Executive Officer


Accepted and agreed:


------------------------
    James L. Colucci